UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. )*

PhotoChannel Networks Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

719316200

(CUSIP Number)

July 28, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sabre Value Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,691,916

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,691,916

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,691,916

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sabre Value Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,691,916

7.	SOLE DISPOSITIVE POWER

0

84.	SHARED DISPOSITIVE POWER

1,691,916

95.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,691,916

60.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aaron Edelheit

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

15,100

6.	SHARED VOTING POWER

1,691,916

7.	SOLE DISPOSITIVE POWER

15,100

8.	SHARED DISPOSITIVE POWER

1,691,916

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,707,016

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	NAME OF ISSUER:

PhotoChannel Networks Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

590 - 425 Carrall Street

Vancouver, British Columbia V6B 6E3

Canada

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Sabre Value Fund LP (the “Fund”).
•	Sabre Value Advisors LLC (“Sabre Advisors”).
•	Aaron Edelheit (“Mr. Edelheit”).

Sabre Advisors is the managing general partner of the Fund. Mr. Edelheit is the managing member of Sabre Advisors. Sabre Advisors and Mr. Edelheit may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Fund.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of the Fund, Sabre Advisors and Mr. Edelheit is 2019A State Street, Santa Barbara, California 93105.

ITEM 2(c).	CITIZENSHIP:

Mr. Edelheit is a citizen of the United States.

Sabre Advisors is a limited liability company formed under the laws of the State of Delaware.

The Fund is a limited partnership formed under the laws of the State of Delaware.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, without par value (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

719316200

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Fund owns 1,691,916 shares of Common Stock.

Sabre Advisors, as the managing general partner of the Fund, is deemed to beneficially own the 1,691,916 shares of Common Stock owned by the Fund.

Mr. Edelheit, as the managing member of Sabre Advisors, is deemed to beneficially own the 1,691,916 shares of Common Stock owned by the Fund and an additional 15,100 shares of Common Stock that he owns personally.

Collectively, the Reporting Persons beneficially own 1,707,016 shares of Common Stock.

(b)	Percent of Class:

Each of the Fund’s and Sabre Advisors’ beneficial ownership of 1,691,916 shares of Common Stock represents 5.1% of all of the outstanding shares of Common Stock.

Mr. Edelheit’s beneficial ownership of 1,707,016 shares of Common Stock represents 5.1% of all of the outstanding shares of Common Stock.

Collectively, the Reporting Persons’ beneficial ownership of 1,707,016 shares of Common Stock represents 5.1% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Mr. Edelheit has sole power to vote or to direct the vote of the 15,100 shares of Common Stock that he owns personally.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Fund, Sabre Advisors and Mr. Edelheit have shared power to vote or direct the vote of the 1,691,916 shares of Common Stock held by the Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Edelheit has sole power to dispose or to direct the disposition of the 15,100 shares of Common Stock that he owns personally.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Fund, Sabre Advisors and Mr. Edelheit have shared power to dispose or direct the disposition of the 1,691,916 shares of Common Stock beneficially held by Onshore Fund.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 1, 2008

SABRE VALUE FUND LP
By: Sabre Value Advisors LLC, as General Partner

By: /s/ Aaron Edelheit
Aaron Edelheit, Managing Member

SABRE VALUE ADVISORS LLC

By: /s/ Aaron Edelheit
Aaron Edelheit, Managing Member

/s/ Aaron Edelheit
Aaron Edelheit

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of PhotoChannel Networks Inc. dated as of August 1, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 1, 2008

SABRE VALUE FUND LP
By: Sabre Value Advisors LLC, as General Partner

By: /s/ Aaron Edelheit
Aaron Edelheit, Managing Member

SABRE VALUE ADVISORS LLC

By: /s/ Aaron Edelheit
Aaron Edelheit, Managing Member

/s/ Aaron Edelheit
Aaron Edelheit

EXHIBIT B

Sabre Value Fund LP

Sabre Value Advisors LLC

Aaron Edelheit